FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2007

Commission File No. 000-30972

BRADNER VENTURES LTD.

(Translation of registrant's name into English)

Suite 1925-200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X] Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -______________

BRADNER VENTURES LTD.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Bradner Ventures Ltd.

(A Development Stage Company)

Interim Financial Statements

(Expressed in Canadian dollars)

(Unaudited)

May 31, 2007

Bradner Ventures Ltd.

(A Development Stage Company)

Interim Balance Sheets

(Expressed in Canadian dollars)

(Unaudited)

	May 31, 2007 $	November 30, 2006 $
		(Audited)

ASSETS

Current Assets

Cash	28,728	16,895
Other current assets	1,275	1,125

	30,003	18,020
Deposit	5,000	–

Total Assets	35,003	18,020

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY

Current Liabilities

Accounts payable and accrued liabilities	2,920	8,799
Short term loan (Note 2)	50,000	–

	52,920	8,799

Stockholders’ (Deficit) Equity

Capital Stock (Note 3) Authorized: 75,000,000 common shares, without par value 25,000,000 preferred shares, without par value Issued: 6,058,256 common shares	4,279,498	4,279,498

Deficit Accumulated During the Development Stage	(4,297,415)	(4,270,277)

Total Stockholders’ (Deficit) Equity	(17,917)	9,221

Total Liabilities and Stockholders’ (Deficit) Equity	35,003	18,020

Nature and Continuance of Operations (Note 1)

Approved on behalf of the Board:

/s/ Richard Coglon	/s/ Randy Buchamer
Director	Director

The accompanying notes are an integral part of these interim financial statements

Bradner Ventures Ltd.

(A Development Stage Company)

Interim Statements of Operations

(Expressed in Canadian dollars)

(Unaudited)

	Accumulated from
	June 22, 1983	Three months ended		Six months ended
	(Date of Inception)	May 31,		May 31,
	to May 31, 2007	2007	2006	2007	2006
	$	$	$	$	$

EXPENSES
Amortization	2,095	–	–	–	–
Bad debts	248	–	–	–	–
Bank charges and interest	65,790	2,216	106	2,282	146
Consulting and secretarial	205,016	–	–	–	–
Finders’ fees	180,727	–	–	–	–
Management fees	342,781	–	–	–	5,000
Mineral property expenses	51,120	500	–	500	–
Office and miscellaneous	146,125	4,582	4,081	6,251	6,081
Professional fees	809,648	8,643	9,021	13,678	15,173
Shareholder information	91,597	1,410	2,109	1,455	2,154
Transfer agent and regulatory fees	166,456	2,234	2,817	2,965	3,534
Travel and promotion	76,952	–	–	–	–
Write-down of mineral property	1,456,807	–	–	–	–

	3,595,362	19,585	18,134	27,131	32,088

OTHER ITEMS
Interest income	(25,440)	–	–	–	–
Gain on settlement of debt	(1,303)	–	–	–	–
Gain on option	(1,187,500)	–	–	–	–
Foreign exchange (gain) loss	(1,672)	4	33	7	34
Loss on sale of capital assets	344	–	–	–	–
Loss on sale of long-term investment	630,397	–	–	–	–
Write-down of advances to affiliate	637,768	–	–	–	–
Write-down of long-tem investment	649,459	–	–	–	–

	702,053	4	33	7	34

Net Loss for the Period	(4,297,415)	(19,589)	(18,167)	(27,138)	(32,122)

Net Loss Per Share – Basic and Diluted		(0.00)	(0.00)	(0.00)	(0.01)

Weighted Average Shares Outstanding		6,058,000	6,058,000	6,058,000	6,058,000

The accompanying notes are an integral part of these interim financial statements

Bradner Ventures Ltd.

(A Development Stage Company)

Interim Statements of Cash Flows

(Expressed in Canadian dollars)

(Unaudited)

	Accumulated from
	June 22, 1983	Six months ended
	(Date of Inception)	May 31,
	to May 31, 2007	2007	2006
	$	$	$
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net loss for the period	(4,297,415)	(27,138)	(32,122)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	2,095	–	–
Bad debts	248	–	–
Finders’ fees	114,932	–	–
Gain on debt settlement	(1,303)	–	–
Gain on option	(1,187,500)	–	–
Loss on sale of capital assets	344	–	–
Loss on sale of investments	630,397	–	–
Write-down of advances to affiliate	637,768	–	–
Write-down of mineral property	1,468,807	–	–
Write-down of long-term investment	649,459	–	–
(Increase) decrease in accounts receivable	(1,523)	(150)	(616)
(Increase) decrease in prepaid expenses	–	–	714
Increase (decrease) in accounts payable and accrued liabilities	464,788	(5,879)	(11,963)
Increase in short term loan	50,000	50,000	–
(Decrease) in due to related parties	(40,021)	–	–

Net cash used in operating activities	(1,508,924)	(33,167)	(43,987)

FINANCING
Advances to affiliate	(224,042)	–	–
Capital stock issued for cash	3,419,522	–	–

Net cash flows provided by financing activities	3,195,480	–	–

INVESTING
Deposit	(5,000)	(5,000)	–
Purchase of capital assets	(3,038)	–	–
Expenditures on mineral properties	(1,121,172)	–	–
Proceeds from disposal of capital assets	600	–	–
Purchase of investments	(310,025)	–	–
Advances to affiliate	(584,304)	–	–
Proceeds on disposal of investments	365,111	–	–

Net cash flows used in investing activities	(1,657,828)	(5,000)	–

NET CASH INFLOW (OUTFLOW)	28,728	11,833	(43,987)

CASH, BEGINNING OF PERIOD	–	16,895	78,276

CASH, END OF PERIOD	28,728	28,728	34,289

Supplemental Cash Flow Disclosure
Cash paid for interest	–	–	–
Cash paid for income taxes	–	–	–

The accompanying notes are an integral part of these interim financial statements

Bradner Ventures Ltd.

(A Development Stage Company)

Notes to the Interim Financial Statements

(Expressed in Canadian dollars)

(Unaudited – See Notice to Reader)

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on June 22, 1983 and is currently in the business of seeking and identifying suitable business opportunities or business combinations in Canada. The Company's common shares are listed on the OTC Bulletin Board under the trading symbol "BVLTF". The Company is a development stage company and accordingly, the statement of operations and cash flows include a total of all expenditures and other income and expenses since inception, June 22, 1983 to May 31, 2007.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At May 31, 2007, the Company had not yet achieved profitable operations, has accumulated losses of $4,297,415 since its inception, and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due.

The operations of the Company have primarily been funded by the issuance of capital stock. Continued operations of the Company are dependent on the Company's ability to complete equity financings or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings. Such financings may not be available or may not be available on reasonable terms.

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The unaudited interim financial statements have been prepared in accordance with the accounting principles and policies described in the Company’s annual financial statements for the year ended November 30, 2006, and should be read in conjunction with those statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the six-month period ended May 31, 2007 are not necessarily indicative of the results that may be expected for the year ended November 30, 2007.

2.	RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties, which are in the normal course of operations and are measured at the exchange amount.

(a)	The Company paid or accrued $2,830 (2005 - $3,000) for office rent to a company with a common director, which is included in office and miscellaneous expenses.

(b)	The Company incurred $nil (2005 - $5,000) for management fees to a director of the Company

(c)	The Company received a short term loan of $50,000 from a director of the Company, without interest or fixed terms of repayment.

3.	CAPITAL STOCK

Common Shares

The common shares of the Company are all of the same class, are voting and entitle stockholders to receive dividends. Upon liquidation or wind-up, stockholders are entitled to participate equally with respect to any distribution of net assets or any dividends which may be declared.

Bradner Ventures Ltd.

(A Development Stage Company)

Notes to the Interim Financial Statements

(Expressed in Canadian dollars)

(Unaudited – See Notice to Reader)

3.	CAPITAL STOCK (continued)

Stock-Based Compensation

The Company, from time to time, allows officers, key employees and non-employee directors to be granted options to purchase shares of the Company’s authorized but unissued common stock. Options currently expire no later than 10 years from the grant date and generally vest on the date of grant. These options are granted with an exercise price equal to the market price of the Company’s common stock on the date of the grant. There are no stock options currently outstanding.

Warrants

At May 31, 2007 the Company had 5,000,000 warrants outstanding, which are exercisable on or before June 18, 2007 into one common share at a price of $0.10 per share. Subsequent to May 31, 2007, the warrants expired in full without exercise.

4.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). There are no material differences between Canadian GAAP and United States GAAP on the balance sheets and statements of operations and cash flows presented.

Management does not believe that any recently issued, but not yet effective accounting standard if currently adopted could have a material effect on the accompanying financial statements.

BRADNER VENTURES LTD.

FORM 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three Month Period Ended May 31, 2007

July 30, 2007

The following discussion and analysis of our financial condition and results of operations for the quarterly period ended May 31, 2007 should be read in conjunction with our financial statements and related notes included in this interim report. Our financial statements included in this interim report were prepared in accordance with generally accepted accounting principles in Canada.

Information contained herein includes estimates and assumptions which management is required to make concerning future events, and may constitute forward-looking statements under applicable securities laws. Forward-looking statements include plans, expectations, estimates, forecasts and other comments that are not statements of fact. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, we do not intend to update any of these forward-looking statements to conform these statements to actual results.

The amounts included in the following discussion are expressed in Canadian dollars.

Description of Business

We are a company seeking a suitable business opportunity or business combination. Our plan of operation is to acquire a prospective business opportunity or to enter into a business combination with an entity who has a suitable pre-existing business. We have not entered into any definitive agreements in furtherance of our plan of operation during the second quarter ended May 31, 2007, and we can provide no assurance that we will locate or acquire a suitable business opportunity. We anticipate that any acquisition or business combination that our company elects to enter into will require additional financing. There can be no assurance, however, that we will be able to obtain the financing necessary to enable us to pursue our plan of operation.

At present, we are not able to fund our ongoing cash requirements through our current operations. Historically, we have been able to raise a limited amount of capital through private placements of our equity stock, but we are uncertain about our continued ability to raise funds privately. Further, we believe that our company may have difficulties raising capital until we locate a prospective business opportunity. If we are unable to secure adequate capital to continue our efforts to finalize an acquisition or business combination, our shareholders may lose some or all of their investment and our business may fail.

Results of Operations

Three Month Period Ended May 31, 2007 Compared to the Three Month Period Ended May 31, 2006 and Six Month Period Ended May 31, 2007 Compared to the Six Month Period Ended May 31, 2006

Our company did not generate any revenues during the three months ended May 31, 2007. Expenses were $19,585 for the three months ended May 31, 2007, compared to $18,134 for the three months ended May 31, 2006.

Expenses incurred in the three month period ended May 31, 2007 were primarily those required to maintain our continuous disclosure requirements as a public company while we seek to identify a suitable business opportunity or business combination.

Total cash inflow for the quarter ended May 31, 2007 was $19,823, compared to a cash outflow of $28,743 for the three months ended May 31, 2006. The increase in cash inflow from the three months ended May 31, 2007 to the three months ended May 31, 2006 was primarily due to the receipt of a short term loan from a director of our company in the amount of $50,000, without interest or fixed terms of repayment.

Total cash inflow for the six months ended May 31, 2007 was $11,833, compared to a cash outflow of $43,987 for the six months ended May 31, 2006. The increase in cash inflow from the six months ended May 31, 2007 to the six months ended May 31, 2006 was primarily due to the receipt of a short term loan from a director of our company in the amount of $50,000, without interest or fixed terms of repayment.

Net loss was $19,589 or $(0.00) per share for the three months ended May 31, 2007, compared to a net loss of $18,167 or $(0.00) per share in the three months ended May 31, 2006. The increase in the net loss during our second quarter 2007 as compared to our second quarter 2006 was due to a general increase in operating expenses. Net loss was $27,138 or $(0.00) per share for the six months ended May 31, 2007, compared to a net loss of $32,122 or $(0.01) per share for the six months ended May 31, 2006.

Selected Quarterly and Year-to-Date Financial Information

The following table provides selected quarterly financial information for the three months ended May 31, 2007 and May 31, 2006:

	Three Months Ended May 31, 2007	Three Months Ended May 31, 2006

Revenue	$ Nil	$ Nil

Net loss	(19,589)	(18,167)

Net loss per share (basic and fully diluted)	(0.00)	(0.00)

	As at May 31, 2007	As at November 30, 2006

Total assets	$35,003	$18,020

Shareholders’ equity (deficit)	(17,917)	9,221

The following table provides selected quarterly financial information for the six months ended May 31, 2007 and May 31, 2006:

	Six Months Ended May 31, 2007	Six Months Ended May 31, 2006

Revenue	$ Nil	$ Nil

Net loss	(27,138)	(32,122)

Net loss per share (basic and fully diluted)	(0.00)	(0.01)

	As at May 31, 2007	As at November 30, 2006

Total assets	$35,003	$18,020

Shareholders’ equity (deficit)	(17,917)	9,221

Summary of Quarterly Results

Quarterly Results of the Eight Quarters ended May 31, 2007

	2007		2006

	May 31	February 28	November 30	August 31
	(unaudited)	(unaudited)	(audited)	(unaudited)

Revenues	$ Nil	$ Nil	$ Nil	$ Nil

Net loss	(19,589)	(7,543)	(15,176)	(10,847)

Basic and Diluted earnings (loss) per share	(0.00)	(0.00)	(0.00)	(0.00)

	2006		2005

	May 31	February 28	November 30	August 31
	(unaudited)	(unaudited)	(audited)	(unaudited)

Revenues	$ Nil	$ Nil	$ Nil	$ Nil

Net loss	(18,167)	(13,955)	(14,334)	(7,483)

Basic and Diluted earnings (loss) per share	(0.00)	(0.00)	(0.00)	(0.00)

Liquidity

We had cash and other current assets of $30,003 as at May 31, 2007, compared to $18,020 as at November 30, 2006. Our company’s normal operating expenses for the quarter ended May 31, 2007 of $19,585 included bank charges and interest of $2,216, mineral property expenses of $500, professional fees (accounting, administration and legal) of $8,643, transfer agent and regulatory fees of $2,234, shareholder information fees of $1,410 and office and miscellaneous fees of $4,582.

During the year ended November 30, 2006, we spent $58,119 on operations and had no cash inflows from financing activities, thereby decreasing our cash position from $78,276 at November 30, 2005 to $16,895 at November 30, 2006. Our company’s normal operating expenses for the fiscal year ended November 30, 2006 of $58,119 included professional fees (accounting, administration and legal) of $35,232, transfer agent and regulatory fees of $5,888 and office and miscellaneous fees of $9,884.

We are currently seeking a business opportunity or business combination. If our company is successful in locating such a business and ultimately seeks to acquire or combine with the business, our company will incur expenses as part of the due diligence and transactional process. If an acquisition or business combination agreement is concluded in fiscal 2007, we anticipate that significant professional, filing and due diligence costs will be incurred by our company and, as a result, we will be forced to seek additional financing to fund the acquisition or business combination.

Our current plan of operation is to acquire a prospective business opportunity. We did not enter into any definitive agreements during the quarter ended May 31, 2007 in regards to the acquisition of a suitable business opportunity. Our company has limited financing upon which to continue our operations, and we anticipate that any acquisition that our company may ultimately seek to enter into will require additional financing. We presently do not have any arrangements in place for the financing of our continued operations or the costs associated with locating, acquiring and developing a prospective business opportunity.

Even if we are able to acquire a business opportunity or an interest in a business opportunity, there is no assurance that any revenues will be generated by us or that revenues generated would be sufficient to provide a return to investors.

Operating Activities

Operating activities used cash of $25,177 for the quarter ended May 31, 2007, compared to $28,743 for the quarter ended May 31, 2006.

Operating activities used cash of $33,167 for the six months ended May 31, 2007, compared to $43,987 for the six months ended May 31, 2006.

Investing Activities

Investing activities used cash of $5,000 for the quarter ended May 31, 2007, compared to $Nil for the quarter ended May 31, 2006.

Investing activities used cash of $5,000 for the six months ended May 31, 2007, compared to $Nil for the six months ended May 31, 2006.

Financing Activities

We did not conduct any financing activities during the six months ended May 31, 2007 and 2006.

Capital Resources

We anticipate that we will incur approximately $50,000 for operating expenses over the next twelve months, exclusive of any acquisition or development costs. These expenses include professional legal and accounting expenses associated with our company being a reporting issuer in the United States under the Securities Exchange Act of 1934 and a reporting issuer in British Columbia.

This estimate may increase if we are required to carry out due diligence investigations in regards to any prospective business opportunity or if the costs of negotiating acquisition agreements are greater than anticipated. We had cash in the amount of $28,728 and a working capital deficiency in the amount of $22,917 as of May 31, 2007. As this amount is not sufficient to enable our company to carry out our plan of operations for the next twelve months, we intend to complete a private placement equity financing in order to raise the additional funds necessary to pursue our plan of operations and to fund our working capital requirements. We currently do not have any arrangements in place for the completion of any private placement financings and there is no assurance that we will be successful in completing any private placement financings.

We are currently seeking a business opportunity or business combination. If our company is successful in locating such a business and ultimately seeks to acquire or combine with the business, our company will incur expenses as part of the due diligence and transactional process. If an acquisition or business combination agreement is concluded in fiscal 2007, we anticipate that significant professional, filing and due diligence costs will be incurred by our company and, as a result, we will be forced to seek additional financing to fund the acquisition or business combination.

Our current plan of operation is to acquire a prospective business opportunity. We did not enter into any definitive agreements during the quarter ended May 31, 2007 in regards to the acquisition of a suitable business opportunity. Our company has limited financing upon which to continue our operations, and we anticipate that any acquisition that our company may ultimately seek to enter into will require additional financing. We presently do not have any arrangements in place for the financing of our continued operations or the costs associated with locating, acquiring and developing a prospective business opportunity. It is not possible to estimate such funding requirements until our company enters into a definitive agreement to either acquire a business or to enter into a business combination and participate in the business.

Even if we are able to acquire a business opportunity or an interest in a business opportunity, there is no assurance that any revenues will be generated by us or that revenues generated would be sufficient to provide a return to investors.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Transactions with Related Parties

During the quarter ended May 31, 2007, our company paid or accrued $2,830 for office rent to a company with a common director, which is included in office and miscellaneous expenses.

During the quarter ended May 31, 2007, we received a short term loan of $50,000 from a director of our company, without interest or fixed terms of repayment.

This transaction was in the normal course of operations and measured at the exchange amount.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies, described below, that are the most important to the portrayal of our current financial condition and results of operations.

Cash and Cash Equivalents

Our company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents. At May 31, 2007 and November 30, 2006, cash consisted of cash held at banks.

Foreign Currency Translation

Monetary items denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Gains and losses arising from the translations are included in operations.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Development Stage Company

Our company complies with SFAS No. 7 and The Securities and Exchange Commission Exchange Act Guide 7 for its characterization of our company as development stage.

Basic and Diluted Net Income (Loss) Per Share

Basic loss per share is computed by dividing net loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock by application of the treasury stock method and the effect of convertible securities by the “if-converted” method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Financial Instruments

The carrying value of our company’s financial instruments consisting of cash and accounts payable and accrued liabilities, approximate their fair values due to the short-term maturity of such instruments. Unless otherwise noted, it is management’s opinion that our company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Disclosure Controls and Procedures

Our company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in provincial securities legislation. We evaluated our disclosure controls and procedures as defined under Multilateral Instrument 52-109 as at May 31, 2007. This evaluation was performed by the Chief Executive Officer and the Chief Financial Officer with the assistance of other persons to the extent necessary and appropriate. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Internal Controls over Financial Reporting

We maintain internal controls over financial reporting which have been designed to provide reasonable assurance of the reliability of external financial reporting in accordance with Canadian GAAP as required by Multilateral Instrument 52-109. The Chief Executive Officer and the Chief Financial Officer, along with other persons to the extent considered necessary and appropriate, have designed internal controls over financial reporting that are effective as at May 31, 2007.

There were no changes in the our internal control over financial reporting that occurred since the beginning of our first quarter to the date of this document that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

Outstanding Securities

The authorized capital of our company consists of 100,000,000 shares, divided into 75,000,000 common shares without par value and 25,000,000 preference shares without par value. As of July 30, 2007, there were 6,058,256 common shares of our company issued and outstanding and no preference shares of our company issued and outstanding.

Additional Disclosure for Venture Issuers Without Significant Revenue

	Three Months Ended May 31, 2007	Three Months Ended May 31, 2006

General and Administrative Expenses	$19,585	$18,134
	Six Months Ended May 31, 2007	Six Months Ended May 31, 2006

General and Administrative Expenses	$27,133	$32,088

Additional Information

Additional information relating to our company is available for viewing on the SEDAR website at www.sedar.com.

FORM 52-109F2 Certification of Interim Filings

I, Richard Coglon, President and Chief Executive Officer of Bradner Ventures Ltd. certify that:

1.             I have reviewed interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) of Bradner Ventures Ltd. (the issuer) for the period ending May 31, 2007.

2.            Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.            Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4.             The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.             I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: July 30, 2007

“Richard Coglon”

Richard Coglon

President and Chief Executive Officer

FORM 52-109F2 Certification of Interim Filings

I, Randy Buchamer, Chief Financial Officer of Bradner Ventures Ltd. certify that:

1.             I have reviewed interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) of Bradner Ventures Ltd. (the issuer) for the period ending May 31, 2007.

2.            Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.            Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4.             The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.             I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: July 30, 2007

“Randy Buchamer”

Randy Buchamer

Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRADNER VENTURES LTD.

/s/ Richard Coglon

Richard Coglon

President

Date: July 31, 2007

CW1347980.1